Via Facsimile and U.S. Mail
Mail Stop 6010

February 12, 2009

Dr. Gioacchino De Chirico
Chief Executive Officer
Immucor, Inc.
3130 Gateway Drive
P.O. Box 5625
Norcross, Georgia 30091-5625

Re: Immucor, Inc.
Form 10-K for Fiscal Year Ended May 31, 2008 Filed July 24, 2008
Form 10-Q for the Quarterly Period Ended November 30, 2008 Filed
January 8, 2009
File No. 000-14820

Dear Dr. De Chirico:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 31, 2008

Item 1. Business

Suppliers, page 8

1. You disclose that the Company is dependent on two manufacturers of instrumentation for its products and that, should the supply be interrupted and alternate suppliers necessary, the commencement of supply could take several years. Given the significance of these supply relationships, please file your

agreements with Bio-Tek Instruments and Stratec Biomedical AG as exhibits to your 10-K pursuant to Item 601(b)(10) of Regulation S-K.

Proxy Statement Pursuant to Section 14(a) for 2008 Annual Meeting of Shareholders

Item 13. Certain Relationships and Related Transactions, page 9

2. Pursuant to Item 601(b)(10) of Regulation S-K, please file as an exhibit to your 10-K the agreement governing the payment of $1,400,000 in fees by the Company to TM Capital Corp for the consummation of the BioArray transaction.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Notes to Condensed Consolidated Financial Statements, page 7

2. Acquisitions, page 7
BioArray
Preliminary Purchase Price Allocation

3. Please describe in more detail the specific products and/or systems that are included in your "Developed product technology" valuation of $51 million. Disclose the fair values assigned to each product or major intangible asset class. Explain what is meant by "molecular diagnostic systems infrastructure and how it relates to the "BeadChip system" and "transfusion genotyping system" (page 20). Clarify that each of the products and/or systems included in the "Developed product technology" were complete and had achieved FDA approval at the date of acquisition. Provide support for your determination of an estimated life of 17 years for these products.

4. It appears that BioArray was engaging in a number of R&D products at the date of acquisition. Explain why no value was identified and assigned to these "in-process research and development" projects.

5. We note that cost of sales excludes amortization of acquired developed product rights. Please include a parenthetical disclosure after the caption cost of sales that discloses this omission. Gross profit presentation and discussion throughout the filing should be avoided unless amortization of acquired developed product rights is included in cost of sales or the disclosure makes clear the exclusion.

6. Provide the disclosure required by paragraph 51b of FAS 141 to explain what the goodwill represents and why it is so large considering your statement (page 21) as follows "We do not expect BiosArray to make a material contribution to revenues in the near term, and we expect to spend a significant amount during fiscal 2009 on the development of the next generation automated instrument."

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, at (202) 551-3563 or Dan Greenspan at (202) 551- 3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant